EXHIBIT 4.1

SECOND AMENDED AND RESTATED LOAN AGREEMENT

This SECOND AMENDED AND RESTATED LOAN AGREEMENT (the “Agreement”), dated and effective as of September 18, 2013 (the “Effective Date”), is by and among Whitney Bank, a Louisiana state chartered bank, (“Bank”), PHI, Inc., formerly named Petroleum Helicopters, Inc. (hereinafter referred to as “PHI”), PHI Air Medical, L.L.C., successor to Air Evac Services, Inc., PHI Tech Services, Inc., formerly named Evangeline Airmotive, Inc., and International Helicopter Transport, Inc., (individually, collectively and interchangeably, the “Subsidiary Guarantors”).

WHEREAS, Petroleum Helicopters, Inc., Acadian Composites, LLC, Air Evac Services, Inc., Evangeline Airmotive, Inc., International Helicopter Transport, Inc. and Whitney National Bank previously entered into that certain Loan Agreement dated April 23, 2002 (as amended through the date hereof, the “Original Loan Agreement”);

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into an Amended and Restated Loan Agreement dated as of March 31, 2008, as amended (the “Amended and Restated Loan Agreement”);

WHEREAS, PHI, Subsidiary Guarantors and Bank desire to fully amend and restate the Amended and Restated Loan Agreement to increase the Revolving Line of Credit to an aggregate amount of $150,000,000.00 and to add or modify certain terms and conditions to the Amended and Restated Loan Agreement;

NOW THEREFORE, PHI, Subsidiary Guarantors and Bank do hereby agree and amend and restate the Amended and Restated Loan Agreement in full as follows:

A. THE LOAN OR LOANS. Provided PHI timely performs all obligations in favor of Bank contained in this Agreement and in any other agreement, whether now existing or hereafter arising:

(1) Bank shall make available to PHI a secured revolving line of credit (the “Revolving Line of Credit” or the “Loan”) in the principal amount of ONE HUNDRED FIFTY MILLION AND NO/100 ($150,000,000.00) DOLLARS, that may be drawn upon by PHI on any business day of Bank during the period hereof until and including September 1, 2015 on at least one day’s telephonic notice to Bank. The Revolving Line of Credit shall be evidenced by a commercial note, payable to Bank (the “Note”) and shall contain additional terms and conditions and be identified with this Agreement.

(2) A sublimit of TWENTY MILLION AND NO/100 ($20,000,000.00) DOLLARS is hereby established for the issuance of stand-by letters of credit with a maturity not exceeding that of the Note, which may be issued by Bank or any bank participating in the Revolving Line of Credit upon application by PHI. The aggregate face amount of any such outstanding letters of credit shall reduce the amount that may be borrowed under the Revolving Line of Credit.

B. USE OF PROCEEDS. The proceeds from the Revolving Line of Credit are to be used for the following purposes: refinance existing debt and/or provide for general working capital, fleet expansion and other capital expenditures, and the issuance of letters of credit but limited to the aggregate amounts as provided above. PHI is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U). No proceeds of any advance will be used to purchase or carry any margin stock.

C. REPRESENTATIONS, WARRANTIES AND COVENANTS. PHI represents, warrants and covenants to Bank that as of the date hereof and so long as the Loan shall be outstanding, except for matters that could not reasonably be expected to have a material adverse effect on PHI and its subsidiaries, taken as a whole:

(1)	Organization and Authorization. PHI is a Louisiana corporation which is duly organized, validly existing and in good standing under Louisiana law. The execution, delivery and performance of this Agreement and all other documents delivered to Bank by PHI and the Subsidiary Guarantors, as applicable, have been duly authorized and do not violate their respective articles of incorporation, bylaws, articles of organization, operating agreements (or other governing documents), material contracts or any applicable law or regulations.

(2)	Compliance with Tax and other Laws.

(a)	PHI and its subsidiaries shall comply with all laws that are applicable to its business activities, including, without limitation, all laws regarding (i) the collection, payment and deposit of employees’ income, unemployment, Social Security, sales and excise taxes; (ii) the filing of returns and payment of taxes; (iii) pension liabilities including ERISA requirements, (iv) environmental protection, and (iv) occupational safety and health.

(b)	PHI and its subsidiaries shall not permit or suffer any violation of any Environmental Law (as defined below) affecting the property it owns or leases, (collectively, the “Property”), and agree that upon discovery, or in the event, of any discharge, spill, injection, escape, emission, disposal, leak or any other-release of hazardous substances on, in, under, onto, or from the Property, which is not authorized by a currently valid permit or other approval issued by the appropriate governmental agencies, promptly notify Bank, and the appropriate governmental agencies, and shall take all steps necessary to promptly clean-up such discharge, spill, injection, escape, emission, disposal, leak or any other release in accordance with the provisions of all applicable Environmental Laws, and shall receive a certification from the Louisiana Department of Environmental Quality or federal Environmental Protection Agency, that the Property and any other property affected has been cleaned-up to the satisfaction of those agencies. The terms “Environmental law” or “Environmental Laws” as used in this Agreement include any and all current and future federal, state and local environmental laws, statutes, rules, regulations and ordinances, as the same shall be amended and modified from time to time, including but not limited to the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended from time to time, the Federal Resource Conservation and Recovery Act, as amended from time to time, and the federal Toxic Substances Control Act, as amended from time to time.

(3)	2010 Indenture. PHI represents, warrants and covenants to the Bank that the terms and conditions of this Agreement do not violate the Indenture, dated as of September 23, 2010, by PHI, as Issuer, the Guarantors Party, as defined therein, and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the senior notes issued thereunder in the aggregate principal amount of up to THREE HUNDRED MILLION and NO/100 ($300,000,000.00) DOLLARS, or any other document executed or to be executed in connection therewith, as all of the foregoing may be amended from time to time (individually and collectively, the “Indenture”).

(4)	Litigation. To the best of PHI’s knowledge, after due inquiry, and except as disclosed in PHI’s most recently filed annual report on Form 10-K or any quarterly or current report filed thereafter on Form 10-Q or Form 8-K, no litigation or governmental proceedings are pending or threatened against PHI or any of its subsidiaries, the results of which might materially affect PHI or such subsidiaries’ financial condition or operations. Other than any liability incident to such litigation or proceedings or provided for or disclosed in the financial statements submitted to Bank, PHI does not have any material contingent liabilities. No subsidiaries have any material contingent liability other than those imposed by the security documents granted by PHI in favor of Bank and the Indenture.

(5)	Pension Plans. Each of PHI and its subsidiaries are in compliance with all statutes and governmental rules and regulations applicable to it, including, without limitation, the Employee Reimbursement Income Security Act of 1974, as amended (“ERISA”). No Termination Event (as defined herein) has occurred with respect to any Plan (as defined herein), and, except for any failure that could not reasonably be expected to cause a material adverse change, each Plan has complied with and been administered in all material respects in accordance with applicable provisions of ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), and no condition exists or event or transaction has occurred in connection with any Plan, maintained by PHI or its subsidiaries, which could result in PHI or its subsidiaries incurring any material liabilities, fine, or penalty. No “accumulated funding deficiency” (as defined in Section 302 of ERISA) has occurred with respect to any Plan and there has been no excise tax imposed with respect to any Plan under Section 4971 of the Code. The present value of all benefits vested under each Plan (based on the assumptions used to fund such Plan) did not, as of the last annual valuation date applicable thereto, exceed the value of the assets of such Plan allocable to such vested benefits in any amount that would reasonably be expected to cause a material adverse change. Based upon GAAP existing as of the effective date of this Agreement and current factual circumstances, PHI has no reason to believe that the annual cost during the term of this Agreement to PHI for postretirement benefits to be provided to the current and former employees of PHI under welfare benefit plans (as defined in Section 3(1) of ERISA) could, in the aggregate, reasonably be expected to cause a material adverse change.

For purposes of this section, the term “Plan” means an employee benefit plan covered by Title IV of ERISA or subject to minimum funding standards under Section 412 of the Code and the term “Termination Event” means (a) the occurrence of a reportable event with respect to a Plan, as described In Section 4043 of ERISA and the regulations issued thereunder (other than a reportable event not subject to the provision for 30-day notice to the PBGC under such regulations); (b) the giving of a notice of intent to terminate a Plan under Section 4041 (c) of ERISA; (c) the institution of proceedings to terminate a Plan by the PBGC; or (d) any other event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan.

(6)	Financial Information. From the date of this Agreement and so long as the Loans shall be outstanding, unless compliance shall have been waived in writing by Bank, PHI shall furnish to Bank:

(a)	promptly after the sending or filing thereof, copies of all reports which PHI sends to any of its public security holders, and copies of all Forms 10-K, and 10-Q (including all exhibits filed therewith) and registration statements and any other filings or statements that PHI files with the Securities and Exchange Commission or any national securities exchange;

(b)	together with all Forms of 10-K and 10-Q, a certificate of the President or Chief Financial Officer of PHI (i) to the effect that no Default with respect to PHI, or event which might mature into a Default with respect to PHI, has occurred and is continuing and (ii) showing the necessary financial calculations to demonstrate compliance with the financial covenants contained in Section C(8) below, as of the end of the relevant reporting period;

(c)	upon the occurrence of a Default, a certificate of the President or Chief Financial Officer of PHI specifying the nature and the period of existence thereof and what action PHI proposes to take with respect thereto;

(d)	if not previously disclosed in PHI’s most recently filed annual report on Form 10-K or any quarterly or current report filed thereafter on Form 10-Q or Form 8-K, written notice of any and all litigation affecting PHI, directly or indirectly; provided, however, this requirement shall not apply to litigation involving PHI and any other party if such litigation involves, in the aggregate, less than $500,000;

(e)	as soon as available, but in any event within forty-five (45) days after the end of each quarter of the fiscal year of PHI, PHI will provide (x) an accounts receivable aging report (the “Accounts Receivable Report”) for PHI and each of its subsidiaries for their prior quarter’s accounts receivables and (y) a report valuing the Inventory (as hereinafter defined) and the Parts (as hereinafter defined) for PHI and each of its subsidiaries for the prior month (the “Inventory Report”). The Accounts Receivable Report shall show the aging of such accounts receivables and the total amount owed on all accounts receivables. The Inventory Report shall show the current description of its Parts and of its Inventory and aggregate value of its Inventory and of its Parts valued at the lower of (i) the average cost of each item or (ii) its market value; and,

(f)	from time to time, such other information as Bank may reasonably request.

(7)	Insurance. Each of PHI and its subsidiaries shall maintain with financially sound and reputable insurance companies workmen’s compensation insurance, liability insurance and insurance on PHI’s and its subsidiaries property, assets and business at least to such extent and against such hazards and liabilities as is commonly maintained by similar companies and, in addition to the foregoing insurance, such insurance as may be reasonably required by Bank. In the case of property (whether owned by PHI or its subsidiaries) on which Bank has a lien, PHI shall provide Bank with duplicate originals or certificates of such policies of insurance naming Bank as additional mortgagee-loss payee and as additional insured as its interests may appear, and providing that such policies will not be canceled without thirty (30) days’ prior written notice to Bank.

(8)	Financial Covenants and Ratios.

(a)	Current Assets/Current Liabilities Ratio. PHI will not at any time permit the ratio of its consolidated current assets to its consolidated current liabilities to be less than 2.00 to 1.00.

(b)	Funded Debt/Net Worth Ratio. PHI will not at any time permit the ratio of Funded Debt (defined as all indebtedness owed to Bank under this Agreement plus the amount of any capital or operating leases entered into by PHI and/or any of its subsidiaries and any other monetary obligation payable over time) to PHI’s consolidated net worth to be more than 1.50 to 1.00.

(c)	Consolidated Net Worth. PHI shall not at any time permit its consolidated net worth to be less than FOUR HUNDRED FIFTY MILLION and NO/100 ($450,000,000.00) DOLLARS.

(d)	Fixed Charge Coverage Ratio. PHI shall not at any time permit the ratio, calculated quarterly on a trailing twelve month basis over the life of the Revolving Line of Credit, of Cash Flow divided by Fixed Charges to be less than 1.10 to 1.00.

Cash Flow shall mean the consolidated net income of PHI and its subsidiaries during such period plus to the extent deducted in determining net income all provisions for any federal, state, local and/or international income taxes plus all interest, depreciation, amortization and rental or lease expenses (including any rent or other payments for capital leases and other leases (in the event such capital leases or other leases are treated differently than operating leases by GAAP)) and all other non-cash items of expense of PHI and its subsidiaries during such period.

Fixed Charges shall mean during such period the sum of (i) the aggregate amount of all principal payments contractually due during such period, including any due during such period on any long term debt of PHI and its subsidiaries, (ii) all interest contractually due during such period on any obligation of PHI and its subsidiaries, (iii) all expenses and rent owed during such period under any lease entered into by PHI and its subsidiaries (including but not limited to capital leases in the event such capital leases are treated differently than operating leases by GAAP), (iv) all capital expenditures incurred by PHI and its subsidiaries during such period to maintain its assets, including all of its aircrafts (excluding all capital expenditures to acquire new aircrafts and those which are acquired as a result of the exercise of a lease purchase option of aircraft contained in any lease by PHI and its subsidiaries), provided however such capital expenditures shall be deemed to be not less than fifty (50%) percent of the consolidated depreciation expenses of PHI and its subsidiaries; and (v) all federal, state, local, municipal and international charges or assessments incurred against the consolidated income, revenue, or assets of PHI and its subsidiaries and shall include all cash income taxes and franchise taxes.

(e)	All accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with generally accepted accounting principles as in effect from time to time in the United States of America, on a consistent basis (“GAAP”). If at any time any change in GAAP would affect the computation of any financial ratio, requirement or provision set forth in the Agreement or any related loan document, and either PHI or Bank shall so request, Bank and PHI shall negotiate in good faith to amend such ratio, requirement or provision to preserve the original intent thereof in light of such change in GAAP; provided that, until such request has been withdrawn or such ratio, requirement or provision so amended, (i) such ratio, requirement or provision shall continue to be computed in accordance with GAAP prior to such change therein and (ii) PHI shall provide to Bank financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio, requirement or provision made before and after giving effect to such change in GAAP.

(9)	Mergers, etc. Without the prior written consent of Bank, PHI shall not consolidate with, or merge into, any other corporation, or permit any other corporation to merge into it, or sell or lease all, or substantially all, of its assets or acquire all or a substantial part of the assets or capital stock of any other partnership, firm or corporation, or enter into any other transaction that would substantially alter the balance sheet of PHI. PHI will not permit any material changes to be made in the character of its business as carried on at the date of this Agreement.

(10)	Stock Redemption. PHI will not purchase, retire or redeem any shares of its capital stock (other than pursuant to executive or employee compensation plans) without the prior written consent of Bank.

(11)

Indebtedness and Liens. Except (i) as contemplated in this Agreement or as otherwise permitted by the Bank in writing, (ii) in connection with credit card agreements with Bank which shall not have outstanding balances in excess of $3,000,000.00, (iii) with respect to the pledge of cash or other liquid assets as security for letters of credits issued by PHI or any of its subsidiaries in an aggregate amount not to exceed $25,000,000.00, and (iv) as permitted in the Indenture, neither PHI nor any of its subsidiaries (i) shall create any additional obligations for borrowed money, or (ii) mortgage or encumber any of their assets or suffer any liens or indebtedness to exist on any of their assets.

(12)	Other liabilities. Other than with respect to its subsidiaries, PHI shall not lend to or guarantee, endorse or otherwise become contingently liable in connection with the obligations, stock or dividends of any person, firm or corporation.

(13)	Change of Control. Without the prior written consent of Bank, there shall not be a Change of Control (as defined in the Indenture).

(14)	Additional Documentation. Upon the written request of Bank, PHI shall promptly and duly execute and deliver all such further instruments and documents and take such further action as Bank, may deem reasonably necessary to obtain the full benefits of this Agreement and of the rights and powers granted in this Agreement.

(15)	Notice of Default. PHI shall notify Bank immediately upon becoming aware of the occurrence of any event constituting, or which with the passage of time or the giving of notice, could constitute, a Default.

(16)	Indemnity. PHI shall indemnify, defend and hold Bank and its respective directors, officers, agents, attorneys and employees harmless from and against all claims, demands, causes of action, liabilities, losses, costs and expenses (including, without limitation, costs of suit, reasonable legal fees and fees of expert witnesses) arising from or in connection with (a) the presence in, on or under any property of PHI (including, without limitation, the Property) of any hazardous substance or solid waste, or any releases or discharges (as the terms “release” and “discharge” are defined under any applicable environmental law) of any hazardous substance or solid waste on, under or from such property, (b) any activity carried on or undertaken on or off such property of PHI, whether prior to or during the term of this Agreement, and whether PHI or any predecessor in title to PHI’s property or any officers, employees, agents, contractors or subcontractors of PHI or any predecessor in title to the property of PHI, or any third persons at any time occupying or present on such property, in connection with the handling, use, generation, manufacture, treatment, removal, storage, decontamination, clean-up, transportation or disposal of any hazardous substance or solid waste at any time located or present on or under any of the afore-described property, or (c) any breach of any representation, warranty or covenant under the terms of this Agreement or applicable security agreements. The foregoing indemnity shall further apply to any residual contamination on or under any or all of the afore-described property, or affecting any natural resources, and to any contamination of any property or natural resources arising in connection with the use, handling, storage, transportation or disposal of any hazardous substance or solid waste, and irrespective of whether any of such activities were or will be undertaken in accordance with applicable laws, regulations, codes and ordinances. The indemnity described of this Section shall survive the termination of this Agreement for any reason whatsoever.

D.	COLLATERAL. As security for the payment and performance of the Revolving Line of Credit and all other obligations of PHI owed to Bank, whether now existing or hereafter arising, PHI and the Subsidiary Guarantors will provide to Bank through validly recorded security documents, including but not limited to financing statements, a first priority perfected lien and security interest in favor of Bank in all of PHI’s and the Subsidiary Guarantors’ Inventory (as such term is defined in Article 9 of the Uniform Commercial Code (La. R.S. 10: 9-101 et seq.), as enacted in the State of Louisiana from time to time (“Louisiana Commercial Laws”)), including Parts (as herein defined), and all Accounts (as defined in Louisiana Commercial Laws); provided that the provisions of this Section D will not apply to any Inventory, including Parts of PHI and the Subsidiary Guarantors, located in any jurisdiction outside of the United States of America.

“Parts” shall mean, until installed in any aviation unit or aircraft, all aircraft engines, propellers, rotors, appliances, tires, airframes, spare parts, radios, and other communication equipment together with all other aircraft appliances, instruments, electronics, mechanisms, appurtenances, accessories, equipment and parts or component parts thereof, of such person wherever maintained, now or hereafter existing, whether acquired by purchase or otherwise and whether held by such person for use in its business or held by such person for sale or lease or to be furnished by such person under contracts of service, and all proceeds thereof and accessories thereto. Parts shall be valued at the lower of (i) the average cost of each item or (ii) its market value. All Parts shall be maintained and records kept as are customary for any replacement or maintenance parts or accessories of any aircraft, aviation unit and/or helicopter.

At the reasonable request of Bank, within thirty (30) days of such request, PHI will cause any of its other subsidiaries, which are not the Subsidiary Guarantors, to execute security agreements in favor of Bank granting a security interest in each of their respective Accounts, Inventory and Parts, in accordance with the above.

E.	EACH EXTENSION OF CREDIT. Each request by PHI for a Loan shall constitute a warranty and representation by PHI to Bank that there exists no Default or any condition, event or act which constitutes, or with notice or lapse of time (or both) would constitute a Default as defined by this Agreement.

F.	GUARANTIES. The Revolving Line of Credit shall be guaranteed by each of the Subsidiary Guarantors.

G.	RATE OF INTEREST AND APPLICABLE FEES. All borrowings made under the Revolving Line of Credit shall accrue interest at either (i) Wall Street Journal Prime or (ii) LIBOR plus two and 25/100 (2.25%) percent. All borrowings under the Revolving Line of Credit may be advanced or repaid at any time upon one day’s notice. PHI shall have the right to determine and change the interest rate on the Revolving Line of Credit by giving Bank at least one day prior notice and PHI shall have the right to change such interest rate only once each month. All advances under the Revolving Line of Credit shall bear interest at the same interest rate and only one interest rate tranche shall be permitted.

“Wall Street Journal Prime” shall mean that rate of interest as recorded by the Wall Street Journal as the prime rate for the United States and designated as such in the “Money Rates” Section of the Wall Street Journal with the rate of interest to change when and as said prime lending rate changes.

“LIBOR” shall mean the London InterBank Offered Rate (“LIBOR”) as set and published by the British Banker’s Association (“BBA”) and in effect on the first day of each calendar month, as obtained by Bank from an intermediary source such as Bloomberg, L.P., who may not necessarily be the rate reporting intermediary Bank selects, which rate is based by the BBA on an average of interbank offered rates for U.S. Dollar deposits in the London market based on quotes from designated banks in the London market for a period equal to one (1) month (rounded upwards, if necessary, to the nearest 1/100 of 1%). The initial rate shall be based on LIBOR for one (1) month as published by the BBA on September 1, 2013 and shall be adjusted thereafter on the first day of each calendar month, beginning October 1, 2013. In the event that the one month LIBOR is no longer available from the BBA, Bank shall select a comparable rate and shall provide notice thereof to PHI.

All interest accruing under the Revolving Line of Credit shall be payable monthly in arrears on the first day of each month. All interest shall be computed on the basis of the actual number of days elapsed over a year composed of 360 days.

PHI shall pay to Bank an unused fee equal to the daily principal amount undrawn under the Revolving Line of Credit for each calendar quarter multiplied by a rate equal to  1⁄4 of 1.00% (25 basis points) payable quarterly on the first day of the following calendar quarter.

PHI shall pay to Bank an annual fee, payable quarterly, equal to 1  1⁄2% (150 basis points) multiplied by the face amount of any outstanding letters of credit issued pursuant to this Agreement payable on the first day of the following calendar quarter.

At the closing of the Loan, PHI shall pay to Bank a Commitment Fee equal to $112,500.00.

H.	PREPAYMENT AND REDUCTION. Any Loan may be prepaid in any amount at any time, and PHI may incrementally reduce or cancel the Revolving Line of Credit at any time without premium or penalty upon giving Bank one day’s notice.

I.	CONDITIONS PRECEDENT TO LOAN. Bank shall have no obligation to advance funds under this Agreement until and unless the following conditions have been satisfied:

(1)	Bank shall have received this Agreement and all collateral documents contemplated by this Agreement in form and substance satisfactory to Bank, including a certificate from the Chief Financial Officer containing a description of assets owned by each of the Subsidiary Guarantors, and certifying that each of the Subsidiary Guarantors is free of liabilities except as disclosed in the Certificate;

(2)	Bank shall have received satisfactory opinions of counsel relating, among other things, to due authorization and enforceability of this Agreement, the Loan and all collateral documents;

(3)	All representations and warranties made by PHI to Bank shall be true and correct as of the date of the funding of any advance under the Loan;

(4)	Except as otherwise provided herein, PHI’s business must be in a condition satisfactory to Bank, the management and ownership of PHI must not have changed and no material adverse change (from that reflected in the last financial statements delivered to, and accepted by, Bank prior to execution of this Agreement) has occurred in the financial condition of PHI; and

(5)	There exists no Default (or event which with notice or lapse of time or both could constitute a Default) under this Agreement or any other agreement between PHI and Bank.

J.	DEFAULT. The occurrence of anyone or more of the following events shall constitute a default (a “Default”) under this Agreement:

(1)	A default under a note evidencing a Loan;

(2)	The failure of PHI to observe or perform promptly when due any covenant, agreement or obligation due to Bank under this Agreement or otherwise;

(3)	The inaccuracy at any time, in any material respect, of any warranty, representation or statement made to Bank by PHI under this Agreement or otherwise;

(4)	the filing by or against PHI of a proceeding for bankruptcy, reorganization, arrangement, or any other relief afforded debtors or affecting the rights of creditors generally under the law of any state or country or under the United states Bankruptcy Code;

(5)	should any default occur and be continuing under the terms and conditions of any other material credit agreement or evidence of indebtedness, including, without limitation, the Indenture, after the expiration of any applicable notice and cure provisions as may be contained therein.

Upon the occurrence of a Default, except for payment of principal at maturity, and such Default continues for a period of fifteen (15) days, after Bank has mailed written notice of such Default to PHI specifying the nature of the Default and the steps necessary to cure the Default (but with no notice or delay required in the event of a Default under paragraphs (1) and (5) of Section (J)), Bank, at its option, may declare all of the Loan and all other obligations of PHI to Bank to be immediately due and payable without further notice.

K.	CONSENT TO PARTICIPATION. Bank may sell all or a portion of its interest in the Loan and the security therefor. Bank shall give PHI notice of any sale of all or a portion of its interests in the Loan, upon which PHI shall perform all of its obligations hereunder in favor of each participant or assignee as though such participant or assignee were a party or parties to this Agreement.

L.	MISCELLANEOUS PROVISIONS. PHI agrees to pay all of the costs, expenses and fees incurred in connection with the Loan, including reasonable attorneys’ fees, appraisal fees, and environmental assessment fees. This Agreement is not assignable by PHI and no parties other than PHI and the Subsidiary Guarantors are entitled to rely on this Agreement. In no event shall PHI or Bank be liable to the other for indirect, special or consequential damages, including the loss of anticipated profits that may arise out of or are in any way connected with the issuance of this Agreement. This Agreement, all promissory notes evidencing the Loan under this Agreement and all documents creating security interests shall be governed by Louisiana law. This Agreement may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all of which together shall constitute one and the same instrument. In the event of actual conflict in the terms and provisions of this Agreement and the Note and/or any of the security agreements, the terms and provisions of this Agreement will control

M.	TERRORISM LAWS. PHI and each of its subsidiaries are in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001). No part of the proceeds of the Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended. Neither PHI nor any of its subsidiaries, and no individual or entity owning directly or indirectly a controlling interest in PHI, whether now or in the future, is or shall be an individual or entity whose property or interests are presently being or in the future become “blocked” under any of the Terrorism Laws or is or shall otherwise become in violation of any of the Terrorism Laws.

“Terrorism Laws” shall mean Executive Order 13224 issued by the President of the United States of America (66 Fed. Reg. 49079 (2001)), the Terrorism Sanctions Regulations (Title 31 Part 595 of the U.S. Code of Federal Regulations), the Terrorism List Governments Sanctions Regulations (Title 31 Part 596 of the U.S. Code of Federal Regulations), and the Foreign Terrorist Organizations Sanctions Regulations, (Title 31 Part 597 of the U.S. Code of Federal Regulations), and all other present and future federal regulations, policies and any other requirements of any federal Governmental Authority (including, without limitation, the United States Department of Treasury Office of Foreign Assets Control) addressing, relating to, or attempting to eliminate, terrorist acts and acts of war, each as hereafter supplemented, amended or modified from time to time and the present and future rules, regulations and guidance documents promulgated under any of the foregoing.

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IN WITNESS WHEREOF, this Second Amended and Restated Loan Agreement is executed as of the Effective Date.

PHI, INC.		WHITNEY BANK

By:	/s/ Trudy P. McConnaughhay	By:	/s/ H. Elder Gwin
	Trudy P. McConnaughhay		H. Elder Gwin
	Title: Chief Financial Officer		Title: Vice President

SUBSIDIARY GUARANTORS:

PHI Air Medical, L.L.C.

By:	/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Title: Manager

INTERNATIONAL HELICOPTER TRANSPORT, INC.

By:	/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Title: Vice-President

PHI TECH SERVICES, INC.

By:	/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Title: Vice-President